As filed with the Securities and Exchange Commission on October 26, 2026.
Registration Nos. 333-131683
811-21852

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form N-1A
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
☒
Pre-Effective Amendment No.
☐
Post-Effective Amendment No. 258
☒
and/or
REGISTRATION STATEMENT
UNDER
THE INVESTMENT COMPANY ACT OF 1940
☒
Amendment No. 283
☒
(Check Appropriate Box or Boxes)

COLUMBIA FUNDS SERIES TRUST II
(Exact Name of Registrant as Specified in Charter)

290 Congress Street, Boston, Massachusetts 02210
(Address of Principal Executive Offices) (Zip Code)
Registrant’s Telephone Number, Including Area Code: (800) 345-6611

Michael G. Clarke c/o Columbia Management Investment Advisers, LLC 290 Congress Street Boston, Massachusetts 02210	Ryan C. Larrenaga, Esq. c/o Columbia Management Investment Advisers, LLC 290 Congress Street Boston, Massachusetts 02210
(Name and Address of Agents for Service)

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d).
This Post-Effective Amendment relates to all series of the Registrant.
EXPLANATORY NOTE
This Post-Effective Amendment No. 258 to the Registration Statement on Form N-1A (File No. 333-131683) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of adding exhibits to such Registration Statement. Accordingly, this Post-Effective Amendment No. 258 consists only of a facing page, this explanatory note, and Part C of the Registration Statement on Form N-1A. This Post-Effective Amendment No. 258 does not change the form of any prospectus or Statement of Additional Information included in post-effective amendments previously filed with the Securities and Exchange Commission (the “SEC”). As permitted by Rule 462(d), this Post-Effective Amendment No. 258 shall become effective upon filing with the SEC.

PART C. OTHER INFORMATION
Item 28. Exhibits
Exhibit Number	Exhibit Description	Filed Herewith or Incorporated by Reference	Information About the Filing that Includes the Document Incorporated by Reference
			Registrant that Made the Filing	File No. of Such Registrant	Type of Filing	Exhibit of Document in that Filing	Filing Date
(a)(1)	Agreement and Declaration of Trust effective January 20, 2006	Incorporated by Reference	Columbia Funds Series Trust II	333-131683	Registration Statement	(a)	2/8/2006
(a)(2)	Amendment No. 1 to the Agreement and Declaration of Trust, dated September 11, 2007	Incorporated by Reference	Columbia Funds Series Trust II	333-131683	Post-Effective Amendment #5 on Form N-1A	(a)(2)	10/2/2007
(a)(3)	Amendment No. 2 to the Agreement and Declaration of Trust, dated January 8, 2009	Incorporated by Reference	Columbia Funds Series Trust II	333-131683	Post-Effective Amendment #8 on Form N-1A	(a)(3)	1/27/2009
(a)(4)	Amendment No. 3 to the Agreement and Declaration of Trust, dated August 9, 2010	Incorporated by Reference	Columbia Funds Series Trust II	333-131683	Post-Effective Amendment #19 on Form N-1A	(a)(4)	3/4/2011
(a)(5)	Amendment No. 4 to the Agreement and Declaration of Trust, dated January 13, 2011	Incorporated by Reference	Columbia Funds Series Trust II	333-131683	Post-Effective Amendment #19 on Form N-1A	(a)(5)	3/4/2011
(a)(6)	Amendment No. 5 to the Agreement and Declaration of Trust, dated April 14, 2011	Incorporated by Reference	Columbia Funds Series Trust II	333-131683	Post-Effective Amendment #33 on Form N-1A	(a)(6)	7/29/2011
(a)(7)	Amendment No. 6 to the Agreement and Declaration of Trust, dated January 12, 2012	Incorporated by Reference	Columbia Funds Series Trust II	333-131683	Post-Effective Amendment #52 on Form N-1A	(a)(7)	2/24/2012
(a)(8)	Amendment No. 7 to the Agreement and Declaration of Trust, dated December 12, 2012	Incorporated by Reference	Columbia Funds Series Trust II	333-131683	Post-Effective Amendment #87 on Form N-1A	(a)(8)	5/30/2013
(a)(9)	Amendment No. 8 to the Agreement and Declaration of Trust, dated November 20, 2013	Incorporated by Reference	Columbia Funds Series Trust II	333-131683	Post-Effective Amendment #99 on Form N-1A	(a)(9)	11/27/2013
(a)(10)	Amendment No. 9 to the Agreement and Declaration of Trust, dated April 11, 2014	Incorporated by Reference	Columbia Funds Series Trust II	333-131683	Post-Effective Amendment #107 on Form N-1A	(a)(10)	4/23/2014
(a)(11)	Amendment No. 10 to the Agreement and Declaration of Trust, dated June 17, 2014	Incorporated by Reference	Columbia Funds Series Trust II	333-131683	Post-Effective Amendment #112 on Form N-1A	(a)(11)	6/27/2014
(a)(12)	Amendment No. 11 to the Agreement and Declaration of Trust, dated September 15, 2014	Incorporated by Reference	Columbia Funds Series Trust II	333-131683	Post-Effective Amendment #118 on Form N-1A	(a)(12)	9/26/2014
(a)(13)	Amendment No. 12 to the Agreement and Declaration of Trust, dated January 28, 2015	Incorporated by Reference	Columbia Funds Series Trust II	333-131683	Post-Effective Amendment #125 on Form N-1A	(a)(13)	2/27/2015
(a)(14)	Amendment No. 13 to the Agreement and Declaration of Trust, dated April 14, 2015	Incorporated by Reference	Columbia Funds Series Trust II	333-131683	Post-Effective Amendment #128 on Form N-1A	(a)(14)	5/28/2015
(a)(15)	Amendment No. 14 to the Agreement and Declaration of Trust, dated December 15, 2015	Incorporated by Reference	Columbia Funds Series Trust II	333-131683	Post-Effective Amendment #139 on Form N-1A	(a)(15)	12/21/2015

Exhibit Number	Exhibit Description	Filed Herewith or Incorporated by Reference	Information About the Filing that Includes the Document Incorporated by Reference
			Registrant that Made the Filing	File No. of Such Registrant	Type of Filing	Exhibit of Document in that Filing	Filing Date
(a)(16)	Amendment No. 15 to the Agreement and Declaration of Trust, dated April 19, 2016	Incorporated by Reference	Columbia Funds Series Trust II	333-131683	Post-Effective Amendment #143 on Form N-1A	(a)(16)	5/27/2016
(a)(17)	Amendment No. 16 to the Agreement and Declaration of Trust, dated June 14, 2016	Incorporated by Reference	Columbia Funds Series Trust II	333-131683	Post-Effective Amendment #145 on Form N-1A	(a)(17)	6/27/2016
(a)(18)	Amendment No. 17 to the Agreement and Declaration of Trust, dated November 14, 2016	Incorporated by Reference	Columbia Funds Series Trust II	333-131683	Post-Effective Amendment #154 on Form N-1A	(a)(18)	11/23/2016
(a)(19)	Amendment No. 18 to the Agreement and Declaration of Trust, dated March 13, 2017	Incorporated by Reference	Columbia Funds Series Trust II	333-131683	Post-Effective Amendment #160 on Form N-1A	(a)(19)	3/30/2017
(a)(20)	Amendment No. 19 to the Agreement and Declaration of Trust, dated December 19, 2017	Incorporated by Reference	Columbia Funds Series Trust II	333-131683	Post-Effective Amendment #175 on Form N-1A	(a)(20)	2/16/2018
(a)(21)	Amendment No. 20 to the Agreement and Declaration of Trust, dated February 1, 2018	Incorporated by Reference	Columbia Funds Series Trust II	333-131683	Post-Effective Amendment #175 on Form N-1A	(a)(21)	2/16/2018
(a)(22)	Amendment No. 21 to the Agreement and Declaration of Trust, dated March 13, 2018	Incorporated by Reference	Columbia Funds Series Trust II	333-131683	Post-Effective Amendment #179 on Form N-1A	(a)(22)	5/25/2018
(a)(23)	Amendment No. 22 to the Agreement and Declaration of Trust, dated September 13, 2018	Incorporated by Reference	Columbia Funds Series Trust II	333-131683	Post-Effective Amendment #186 on Form N-1A	(a)(23)	9/27/2018
(a)(24)	Amendment No. 23 to the Agreement and Declaration of Trust, dated November 14, 2018	Incorporated by Reference	Columbia Funds Series Trust II	333-131683	Post-Effective Amendment #188 on Form N-1A	(a)(24)	11/27/2018
(a)(25)	Amendment No. 24 to the Agreement and Declaration of Trust, dated January 30, 2019	Incorporated by Reference	Columbia Funds Series Trust II	333-131683	Post-Effective Amendment #192 on Form N-1A	(a)(25)	2/27/2019
(a)(26)	Amendment No. 25 to the Agreement and Declaration of Trust, dated October 9, 2020	Incorporated by Reference	Columbia Funds Series Trust II	333-131683	Post-Effective Amendment #217 on Form N-1A	(a)(26)	12/23/2020
(a)(27)	Amendment No. 26 to the Agreement and Declaration of Trust, dated July 19, 2021	Incorporated by Reference	Columbia Funds Series Trust II	333-131683	Post-Effective Amendment #222 on Form N-1A	(a)(27)	8/17/2021
(a)(28)	Amendment No. 27 to the Agreement and Declaration of Trust, dated December 7, 2021	Incorporated by Reference	Columbia Funds Series Trust II	333-131683	Post-Effective Amendment #229 on Form N-1A	(a)(28)	2/25/2022
(a)(29)	Amendment No. 28 to the Agreement and Declaration of Trust, dated September 1, 2022	Incorporated by Reference	Columbia Funds Series Trust II	333-131683	Post-Effective Amendment #232 on Form N-1A	(a)(29)	9/26/2022

Exhibit Number	Exhibit Description	Filed Herewith or Incorporated by Reference	Information About the Filing that Includes the Document Incorporated by Reference
			Registrant that Made the Filing	File No. of Such Registrant	Type of Filing	Exhibit of Document in that Filing	Filing Date
(a)(30)	Amendment No. 29 to the Agreement and Declaration of Trust, dated September 5, 2025	Incorporated by Reference	Columbia Funds Series Trust II	333-131683	Post-Effective Amendment #251 on Form N-1A	(a)(30)	9/24/2025
(a)(31)	Amendment No. 30 to the Agreement and Declaration of Trust, dated March 19, 2026	Incorporated by Reference	Columbia Funds Series Trust II	333-131683	Post-Effective Amendment #255 on Form N-1A	(a)(31)	5/22/2026
(b)	By-laws as amended October 2, 2020	Incorporated by Reference	Columbia Funds Series Trust II	333-131683	Post-Effective Amendment #217 on Form N-1A	(b)	12/23/2020
(c)	Stock Certificate: Not Applicable
(d)(1)
Management Agreement (amended and
restated), dated April 25, 2016, between
Columbia Management Investment
Advisers, LLC, Registrant, Columbia
Funds Series Trust and Columbia Funds
Variable Series Trust II
		Incorporated by Reference	Columbia Funds Variable Series Trust II	333-146374	Post-Effective Amendment #50 on Form N-1A	(d)(1)	4/28/2016
(d)(1)(i)
Schedule A and Schedule B, effective
July 1, 2026, to the Management
Agreement (amended and restated),
dated April 25, 2016, between Columbia
Management Investment Advisers, LLC,
the Registrant, Columbia Funds Series
Trust and Columbia Funds Variable
Series Trust II
		Incorporated by Reference	Columbia Funds Series Trust	333-89661	Post-Effective Amendment #219 on Form N-1A	(d)(1)(i)	7/24/2026
(d)(2)	Management Agreement, dated November 15, 2017, between Columbia Management Investment Advisers, LLC, the Registrant, Columbia Funds Series Trust and Columbia Funds Series Trust II	Incorporated by Reference	Columbia Funds Variable Series Trust II	333-146374	Post-Effective Amendment #59 on Form N-1A	(d)(2)	12/19/2017
(d)(2)(i)
Schedule A and Schedule B, effective
July 1, 2026, to the Management
Agreement, dated November 15, 2017,
between Columbia Management
Investment Advisers, LLC, the
Registrant, Columbia Funds Series Trust
and Columbia Funds Variable Series
Trust II
		Incorporated by Reference	Columbia Funds Series Trust II	333-131683	Post-Effective Amendment #257 on Form N-1A	(d)(2)(i)	9/24/2026
(d)(3)
Management Agreement between
Columbia Management Investment
Advisers, LLC and CCSF Offshore
Fund, Ltd., a wholly-owned subsidiary of
Columbia Commodity Strategy Fund, a
series of the Registrant, effective
October 1, 2015
		Incorporated by Reference	Columbia Funds Series Trust II	333-131683	Post-Effective Amendment #134 on Form N-1A	(d)(6)	9/28/2015
(d)(4)	Subadvisory Agreement, dated April 8, 2010, between Columbia Management Investment Advisers, LLC (formerly RiverSource Investments, LLC) and American Century Investment Management, Inc.	Incorporated by Reference	Columbia Funds Variable Series Trust II	333-146374	Post-Effective Amendment #39 on Form N-1A	(d)(4)	5/15/2014

Exhibit Number	Exhibit Description	Filed Herewith or Incorporated by Reference	Information About the Filing that Includes the Document Incorporated by Reference
			Registrant that Made the Filing	File No. of Such Registrant	Type of Filing	Exhibit of Document in that Filing	Filing Date
(d)(4)(i)
Amendment No. 1, as of September 20,
2017, to the Subadvisory Agreement,
dated April 8, 2010, between Columbia
Management Investment Advisers, LLC
(formerly RiverSource Investments,
LLC) and American Century Investment
Management, Inc.
		Incorporated by Reference	Columbia Funds Variable Series Trust II	333-146374	Post-Effective Amendment #59 on Form N-1A	(d)(4)(i)	12/19/2017
(d)(4)(ii)
Amendment No. 2, as of December 16,
2020, to the Subadvisory Agreement,
dated April 8, 2010, amended September
20, 2017, between Columbia
Management Investment Advisers, LLC
(formerly RiverSource Investments,
LLC) and American Century Investment
Management, Inc.
		Incorporated by Reference	Columbia Funds Variable Series Trust II	333-146374	Post-Effective Amendment #76 on Form N-1A	(d)(4)(ii)	4/1/2021
(d)(4)(iii)
Amendment No. 3, as of November 12,
2024, to the Subadvisory Agreement,
dated April 8, 2010, amended September
20, 2017 and December 16, 2020,
between Columbia Management
Investment Advisers, LLC (formerly
RiverSource Investments, LLC) and
American Century Investment
Management, Inc.
		Incorporated by Reference	Columbia Funds Variable Series Trust II	333-146374	Post-Effective Amendment #96 on Form N-1A	(d)(5)(iii)	02/12/2025
(d)(4)(iv)
Amendment No. 4, as of March 27,
2025, to the Subadvisory Agreement,
dated April 8, 2010, amended September
20, 2017, December 16, 2020, and
November 12, 2024, between Columbia
Management Investment Advisers, LLC
(formerly RiverSource Investments,
LLC) and American Century Investment
Management, Inc.
		Incorporated by Reference	Columbia Funds Variable Series Trust II	333-146374	Post-Effective Amendment #100 on Form N-1A	(d)(5)(iv)	4/28/2025
(d)(5)	Subadvisory Agreement, effective October 26, 2026, between Columbia Management Investment Advisers, LLC and Newton Investment Management North America, LLC	Filed Herewith	Columbia Funds Series Trust II	333-131683	Post-Effective Amendment #258 on Form N-1A	(d)(5)	10/26/2026
(d)(6)	Subadvisory Agreement, dated August 16, 2021, between Columbia Management Investment Advisers, LLC and Pyrford International Ltd	Incorporated by Reference	Columbia Funds Series Trust II	333-131683	Post-Effective Amendment #227 on Form N-1A	(d)(6)	12/7/2021
(e)(1)
Distribution Agreement by and between
the Registrant, Columbia Acorn Trust,
Columbia Funds Series Trust, Columbia
Funds Series Trust I and Columbia
Management Investment Distributors,
Inc., dated March 1, 2025
		Incorporated by Reference	Columbia Funds Series Trust I	2-99356	Post-Effective Amendment #425 on Form N-1A	(e)(1)	4/1/2025
(e)(1)(i)
Schedule I, effective July 1, 2026, and
Schedule II as of September 7, 2010 to
Distribution Agreement by and between
the Registrant, Columbia Acorn Trust,
Columbia Funds Series Trust I,
Columbia Funds Series Trust II and
Columbia Management Investment
Distributors, Inc., dated March 1, 2025
		Incorporated by Reference	Columbia Funds Series Trust I	2-99356	Post-Effective Amendment #438 on Form N-1A	(e)(1)(i)	7/24/2026

Exhibit Number	Exhibit Description	Filed Herewith or Incorporated by Reference	Information About the Filing that Includes the Document Incorporated by Reference
			Registrant that Made the Filing	File No. of Such Registrant	Type of Filing	Exhibit of Document in that Filing	Filing Date
(e)(2)	Form of Mutual Fund Sales Agreement	Incorporated by Reference	Columbia Funds Series Trust II	333-131683	Post-Effective Amendment #238 on Form N-1A	(e)(2)	6/27/2023
(f)	Deferred Compensation Plan, adopted as of December 31, 2020	Incorporated by Reference	Columbia Funds Series Trust II	333-131683	Post-Effective Amendment #218 on Form N-1A	(f)	2/25/2021
(g)(1)	Second Amended and Restated Master Global Custody Agreement with JPMorgan Chase Bank, N.A., dated March 7, 2011	Incorporated by Reference	Columbia Funds Variable Series Trust II	333-146374	Post-Effective Amendment #39 on Form N-1A	(g)(1)	5/15/2014
(g)(2)
Addendum (related to Columbia
Commodity Strategy Fund), dated July
15, 2011, Addendum (related to
Columbia Flexible Capital Income
Fund), dated July 15, 2011, Addendum
(related to Multi-Manager Value
Strategies Fund, formerly known as
Active Portfolios® Multi-Manager Value
Fund and Columbia Active Portfolios –
Diversified Equity Income Fund), dated
March 9, 2012, and Addendum (related
to Columbia Mortgage Opportunities
Fund), dated March 7, 2014, to the
Second Amended and Restated Master
Global Custody Agreement with
JPMorgan Chase Bank, N.A., dated
March 7, 2011
		Incorporated by Reference	Columbia Funds Series Trust II	333-131683	Post-Effective Amendment #109 on Form N-1A	(g)(2)	5/30/2014
(g)(3)
Side letter (related to the China Connect
Service on behalf of Columbia Global
Opportunities Fund and Columbia
Overseas Core Fund), dated March 6,
2018, to the Second Amended and
Restated Master Global Custody
Agreement with JPMorgan Chase Bank,
N.A., dated March 7, 2011
		Incorporated by Reference	Columbia Funds Series Trust II	333-131683	Post-Effective Amendment #179 on Form N-1A	(g)(3)	5/25/2018
(g)(4)	Addendum, effective April 4, 2016, to the Second Amended and Restated Master Global Custody Agreement with JPMorgan Chase Bank, N.A., dated March 7, 2011	Incorporated by Reference	Columbia Funds Series Trust I	2-99356	Post-Effective Amendment #297 on Form N-1A	(g)(7)	5/30/2017
(g)(5)	Addendum (related to Columbia Overseas Core Fund), dated January 26, 2018, to the Second Amended and Restated Master Global Custody Agreement with JPMorgan Chase Bank, N.A., dated March 7, 2011	Incorporated by Reference	Columbia Funds Series Trust II	333-131683	Post-Effective Amendment #175 on Form N-1A	(g)(5)	2/16/2018
(g)(6)
Addendum (related to Columbia
Integrated Large Cap Growth Fund,
Columbia Integrated Large Cap Value
Fund, Columbia Integrated Small Cap
Growth Fund, Columbia Pyrford
International Stock Fund and Columbia
Ultra Short Municipal Bond Fund) to the
Second Amended and Restated Master
Global Custody Agreement with
JPMorgan Chase Bank, N.A., dated
March 7, 2011
		Incorporated by Reference	Columbia Funds Series Trust II	333-131683	Post-Effective Amendment #227 on Form N-1A	(g)(6)	12/7/2021

Exhibit Number	Exhibit Description	Filed Herewith or Incorporated by Reference	Information About the Filing that Includes the Document Incorporated by Reference
			Registrant that Made the Filing	File No. of Such Registrant	Type of Filing	Exhibit of Document in that Filing	Filing Date
(g)(7)	Custody Agreement, effective November 1, 2025, with State Street Bank and Trust Company	Incorporated by Reference	Columbia Funds Variable Series Trust II	333-146374	Post-Effective Amendment #101 on Form N-1A	(g)(6)	11/3/2025
(g)(7)(i)	Additional Funds Supplement, effective May 18, 2026, to Custody Agreement effective November 1, 2025, with State Street Bank and Trust Company	Incorporated by Reference	Columbia Funds Series Trust I	2-99356	Post-Effective Amendment #437 on Form N-1A	(g)(11)(i)	6/25/2026
(h)(1)
Transfer and Dividend Disbursing Agent
Agreement by and between Columbia
Management Investment Services Corp.,
Columbia Acorn Trust, Columbia Credit
Income Opportunities Fund, Columbia
Funds Series Trust, Columbia Funds
Series Trust I and Columbia Funds
Series Trust II, dated April 1, 2025
		Incorporated by Reference	Columbia Acorn Trust	2-34223	Post-Effective Amendment #118 on Form N-1A	(h)(1)	4/4/2025
(h)(1)(i)
Schedule A and Schedule B, effective
July 1, 2026, to the Transfer and
Dividend Disbursing Agent Agreement
by and between Columbia Management
Investment Services Corp., Columbia
Acorn Trust, Columbia Credit Income
Opportunities Fund, Columbia Funds
Series Trust, Columbia Funds Series
Trust I and Columbia Funds Series Trust
II, dated April 1, 2025
		Incorporated by Reference	Columbia Funds Series Trust I	2-99356	Post-Effective Amendment #438 on Form N-1A	(h)(1)(i)	7/24/2026
(h)(2)
Amended and Restated Fee Waiver and
Expense Cap Agreement, effective July
1, 2025, between Columbia Management
Investment Advisers, LLC, Columbia
Management Investment Distributors,
Inc., Columbia Management Investment
Services Corp., Columbia Acorn Trust,
Columbia Credit Income Opportunities
Fund, Columbia Funds Series Trust,
Columbia Funds Series Trust I,
Columbia Funds Series Trust II,
Columbia Funds Variable Insurance
Trust, Columbia Funds Variable Series
Trust and Columbia Funds Variable
Series Trust II
		Incorporated by Reference	Columbia Acorn Trust	2-34223	Post-Effective Amendment #120 on Form N-1A	(h)(2)	7/18/2025
(h)(2)(i)
Schedule A, as of September 1, 2026, to
the Amended and Restated Fee Waiver
and Expense Cap Agreement, effective
July 1, 2025, between Columbia
Management Investment Advisers, LLC,
Columbia Management Investment
Distributors, Inc., Columbia
Management Investment Services Corp.,
Columbia Acorn Trust, Columbia Credit
Income Opportunities Fund, Columbia
Funds Series Trust, Columbia Funds
Series Trust I, Columbia Funds Series
Trust II, Columbia Funds Variable
Insurance Trust, Columbia Funds
Variable Series Trust and Columbia
Funds Variable Series Trust II
		Incorporated by Reference	Columbia Funds Series Trust I	2-99356	Post-Effective Amendment #439 on Form N-1A	(h)(3)(i)	8/24/2026

Exhibit Number	Exhibit Description	Filed Herewith or Incorporated by Reference	Information About the Filing that Includes the Document Incorporated by Reference
			Registrant that Made the Filing	File No. of Such Registrant	Type of Filing	Exhibit of Document in that Filing	Filing Date
(h)(3)	Agreement and Plan of Reorganization, dated December 20, 2010	Incorporated by Reference	Columbia Funds Variable Series Trust II	333-146374	Post-Effective Amendment #15 on Form N-1A	(h)(9)	4/29/2011
(h)(4)	Agreement and Plan of Redomiciling, dated December 20, 2010	Incorporated by Reference	Columbia Funds Variable Series Trust II	333-146374	Post-Effective Amendment #15 on Form N-1A	(h)(10)	4/29/2011
(h)(5)	Agreement and Plan of Reorganization, dated October 9, 2012	Incorporated by Reference	Columbia Funds Series Trust II	333-131683	Post-Effective Amendment #87 on Form N-1A	(h)(6)	5/30/2013
(h)(6)	Agreement and Plan of Reorganization, dated December 17, 2015	Incorporated by Reference	Columbia Funds Series Trust	333-208706	Registration Statement on Form N-14	(4)	12/22/2015
(h)(7)	Agreement and Plan of Reorganization, dated February 20, 2020	Incorporated by Reference	Columbia Funds Series Trust II	333-236646	Registration Statement on Form N-14	(4)	2/26/2020
(h)(8)	Agreement and Plan of Reorganization	Incorporated by Reference	Columbia Funds Series Trust II	333-258932	Pre-Effective Amendment #1 on Form N-14	(4)(a)	10/6/2021
(h)(9)	Agreement and Plan of Reorganization	Incorporated by Reference	Columbia Funds Series Trust II	333-258932	Pre-Effective Amendment #1 on Form N-14	(4)(b)	10/6/2021
(h)(10)	Agreement and Plan of Reorganization, dated October 5, 2021	Incorporated by Reference	Columbia Funds Series Trust II	333-131683	Post-Effective Amendment #228 on Form N-1A	(h)(10)	12/22/2021
(h)(11)	Agreement and Plan of Reorganization, dated October 7, 2021	Incorporated by Reference	Columbia Funds Series Trust II	333-131683	Post-Effective Amendment #228 on Form N-1A	(h)(11)	12/22/2021
(h)(12)	Agreement and Plan of Reorganization, dated October 7, 2021	Incorporated by Reference	Columbia Funds Series Trust II	333-131683	Post-Effective Amendment #228 on Form N-1A	(h)(12)	12/22/2021
(h)(13)	Amended and Restated Credit Agreement, as of October 23, 2025	Incorporated by Reference	Columbia Funds Variable Series Trust II	333-146374	Post-Effective Amendment #101 on Form N-1A	(h)(8)	11/3/2025
(h)(14)	Master Interfund Lending Agreement, dated May 1, 2018	Incorporated by Reference	Columbia Funds Series Trust II	333-131683	Registration Statement on Form N-1A	(h)(11)	5/25/2018
(h)(14)(i)	Schedule A and Schedule B, effective July 1, 2026, to the Master Inter-Fund Lending Agreement dated May 1, 2018	Incorporated by Reference	Columbia Funds Series Trust I	2-99356	Post-Effective Amendment #438 on Form N-1A	(h)(10)(i)	7/24/2026
(h)(15)(i)
Fund of Funds Investment Agreement,
dated August 10, 2023, between
BlackRock ETF Trust, BlackRock ETF
Trust II, iShares Trust, iShares, Inc.,
iShares U.S. ETF Trust and Columbia
Funds Series Trust, Columbia Funds
Series Trust I, Columbia Funds Series
Trust II, Columbia Funds Variable
Insurance Trust and Columbia Funds
Variable Series Trust II
		Incorporated by Reference	Columbia Funds Series Trust I	2-99356	Post-Effective Amendment #407 on Form N-1A	(h)(11)	8/24/2023

Exhibit Number	Exhibit Description	Filed Herewith or Incorporated by Reference	Information About the Filing that Includes the Document Incorporated by Reference
			Registrant that Made the Filing	File No. of Such Registrant	Type of Filing	Exhibit of Document in that Filing	Filing Date
(h)(15)(i)(a)
Schedule A, as amended May 27, 2025,
to the Fund of Funds Investment
Agreement, dated August 10, 2023,
between BlackRock ETF Trust,
BlackRock ETF Trust II, iShares Trust,
iShares, Inc., iShares U.S. ETF Trust and
Columbia Funds Series Trust, Columbia
Funds Series Trust I, Columbia Funds
Series Trust II, Columbia Funds Variable
Series Trust II and Columbia Funds
Variable Insurance Trust
		Incorporated by Reference	Columbia Funds Series Trust II	333-131683	Post-Effective Amendment #250 on Form N-1A	(h)(15)(i)(a)	6/26/2025
(h)(15)(ii)	Fund of Funds Investment Agreement, dated December 21, 2021, between Fidelity Rutland Square Trust II and Columbia Funds Series Trust I and Columbia Funds Series Trust II	Incorporated by Reference	Columbia Funds Series Trust I	2-99356	Post-Effective Amendment #392 on Form N-1A	(h)(12)	2/17/2022
(h)(15)(iii)	Fund of Funds Investment Agreement, dated January 19, 2022, between SPDR Series Trust, SPDR Index Shares Funds, SSGA Active Trust and Columbia Funds Series Trust II	Incorporated by Reference	Columbia Funds Series Trust II	333-131683	Post-Effective Amendment #229 on Form N-1A	(h)(15)(iii)	2/25/2022
(h)(16)	Form of Indemnification Agreement	Incorporated by Reference	Columbia Acorn Trust	2-34223	Post-Effective Amendment #120 on Form N-1A	(h)(8)	7/18/2025
(i)(1)	Opinion and consent of counsel as to the legality of the securities being registered	Incorporated by Reference	Columbia Funds Series Trust II	333-131683	Post-Effective Amendment #92 on Form N-1A	(i)	8/28/2013
(i)(2)	Opinion and consent of counsel as to the legality of the securities being registered for Columbia Mortgage Opportunities Fund	Incorporated by Reference	Columbia Funds Series Trust II	333-131683	Post-Effective Amendment #107 on Form N-1A	(i)	4/23/2014
(i)(3)	Opinion and consent of counsel as to the legality of the securities being registered for Columbia Overseas Core Fund	Incorporated by Reference	Columbia Funds Series Trust II	333-131683	Post-Effective Amendment #175 on Form N-1A	(i)(3)	2/16/2018
(i)(4)
Opinion and consent of counsel as to the
legality of the securities being registered
for Columbia Integrated Large Cap
Growth Fund, Columbia Integrated
Large Cap Value Fund, Columbia
Integrated Small Cap Growth Fund,
Columbia Pyrford International Stock
Fund and Columbia Ultra Short
Municipal Bond Fund
		Incorporated by Reference	Columbia Funds Series Trust II	333-131683	Post-Effective Amendment #227 on Form N-1A	(i)(4)	12/7/2021
(j)(1)	Consent of PricewaterhouseCoopers LLP, dated June 22, 2026, for Funds with fiscal year ended 2/28/2026	Incorporated by Reference	Columbia Funds Series Trust II	333-131683	Post-Effective Amendment #256 on Form N-1A	(j)(1)	6/25/2026
(j)(2)	Consent of PricewaterhouseCoopers LLP, dated September 23, 2026, for Funds with fiscal year ended 5/31/2026	Incorporated by Reference	Columbia Funds Series Trust II	333-131683	Post-Effective Amendment #257 on Form N-1A	(j)(2)	9/24/2026
(j)(3)	Consent of PricewaterhouseCoopers LLP, dated November 21, 2025, for Funds with fiscal year ended 7/31/2025	Incorporated by Reference	Columbia Funds Series Trust II	333-131683	Post-Effective Amendment #252 on Form N-1A	(j)(3)	11/24/2025

Exhibit Number	Exhibit Description	Filed Herewith or Incorporated by Reference	Information About the Filing that Includes the Document Incorporated by Reference
			Registrant that Made the Filing	File No. of Such Registrant	Type of Filing	Exhibit of Document in that Filing	Filing Date
(j)(4)	Consent of PricewaterhouseCoopers LLP, dated December 19, 2025, for Funds with fiscal year ended 8/31/2025	Incorporated by Reference	Columbia Funds Series Trust II	333-131683	Post-Effective Amendment #253 on Form N-1A	(j)(4)	12/22/2025
(j)(5)	Consent of PricewaterhouseCoopers LLP, dated February 25, 2026, for Funds with fiscal year ended 10/31/2025	Incorporated by Reference	Columbia Funds Series Trust II	333-131683	Post-Effective Amendment #254 on Form N-1A	(j)(5)	2/26/2026
(j)(6)	Consent of PricewaterhouseCoopers LLP, dated May 21 2026, for Funds with fiscal year ended 1/31/2026	Incorporated by Reference	Columbia Funds Series Trust II	333-131683	Post-Effective Amendment #255 on Form N-1A	(j)(6)	5/22/2026
(k)	Omitted Financial Statements: Not Applicable
(l)	Initial Capital Agreement: Not Applicable
(m)(1)
Plan of Distribution and Amended and
Restated Agreement of Distribution
between Columbia Management
Investment Distributors, Inc. and the
Registrant, dated November 7, 2008,
amended and restated September 27,
2010
		Incorporated by Reference	Columbia Funds Series Trust II	333-131683	Post-Effective Amendment #107 on Form N-1A	(m)(1)	4/23/2014
(m)(1)(i)
Schedule A, dated July 1, 2026, to the
Plan of Distribution and Amended and
Restated Agreement of Distribution
between Columbia Management
Investment Distributors, Inc. and the
Registrant, dated November 7, 2008,
amended and restated September 27,
2010
		Incorporated by Reference	Columbia Funds Series Trust II	333-131683	Post-Effective Amendment #257 on Form N-1A	(m)(1)(i)	9/24/2026
(n)	Rule 18f – 3 Multi-Class Plan, approved November 8, 2023, restated and amended March 1, 2025	Incorporated by Reference	Columbia Funds Series Trust I	2-99356	Post-Effective Amendment #425 on Form N-1A	(n)	4/1/2025
(o)	Reserved
(p)(1)	Code of Ethics adopted under Rule 17j-1 for Registrant, effective March 2019	Incorporated by Reference	Columbia Funds Variable Series Trust II	333-146374	Post-Effective Amendment #68 on Form N-1A	(p)(1)	4/26/2019
(p)(2)	Columbia Threadneedle Investments Global Personal Account Dealing and Code of Ethics, effective May 2026	Filed Herewith	Columbia Funds Series Trust II	333-131683	Post-Effective Amendment #258 on Form N-1A	(p)(2)	10/26/2026
(p)(3)	American Century Investment Management, Inc. Code of Ethics, updated February 19, 2026	Incorporated by Reference	Columbia Funds Series Trust II	333-131683	Post-Effective Amendment #256 on Form N-1A	(p)(3)	6/25/2026
(p)(4)	Newton Investment Management North America, LLC Code of Ethics, effective October 2025	Filed Herewith	Columbia Funds Series Trust II	333-131683	Post-Effective Amendment #258 on Form N-1A	(p)(4)	10/26/2026
(p)(5)	Pyrford International Ltd Code of Ethics, revised February 23, 2022	Incorporated by Reference	Columbia Funds Series Trust II	333-131683	Post-Effective Amendment #230 on Form N-1A	(p)(5)	5/25/2022

Item 29. Persons Controlled by or Under Common Control with the Registrant
Columbia Management Investment Advisers, LLC (the investment manager or Columbia Management), as sponsor of the Columbia funds, may make initial capital investments in Columbia funds (seed accounts). Columbia Management also serves as investment manager of certain Columbia funds-of-funds that invest primarily in shares of affiliated funds (the underlying funds). Columbia Management does not make initial capital investments or invest in underlying funds for the purpose of exercising control. However, since these ownership interests may be significant, in excess of 25%, such that Columbia Management may be deemed to control certain Columbia funds, procedures have been put in place to assure that public shareholders determine the outcome of all actions taken at shareholder meetings. Specifically, Columbia Management (which votes proxies for the seed accounts) and the Boards of Trustees of the affiliated funds-of-funds (which votes proxies for the affiliated funds-of-funds) vote on each proposal in the same proportion as the vote of the direct public shareholders vote; provided, however, that if there are no direct public shareholders of an underlying fund or if direct public shareholders represent only a minority interest in an underlying fund, the Fund may cast votes in accordance with instructions from the independent members of the Board.
Item 30. Indemnification
Article Ten of the Bylaws of the Registrant provides that the Registrant shall indemnify each of its trustees and officers (including persons who serve at Registrant's request as directors, officers or trustees of another organization in which Registrant has any interest as a shareholder, creditor or otherwise) who are not employees or officers of any investment adviser to Registrant or any affiliated person thereof and its chief compliance officer, regardless of whether such person is an employee or officer of any investment adviser to Registrant or any affiliated person thereof, and each of its other trustees and officers (including persons who serve at Registrant's request as directors, officers or trustees of another organization in which Registrant has any interest as a shareholder, creditor or otherwise) (i.e., those who are employees or officers of any investment adviser to Registrant or any affiliated person thereof) (Covered Persons), to the fullest extent authorized by applicable law against all liabilities and expenses in connection with the defense or disposition of any proceeding in which such Covered Person may be or may have been involved or with which such Covered Person may be or may have been threatened, while in office or thereafter, by reason of any alleged act or omission as a trustee or officer or by reason of his or her being or having been such a Covered Person, all as more fully set forth in the Bylaws, which are filed as an exhibit to the registration statement. The Registrant has also agreed in an indemnification agreement to indemnify to the fullest extent authorized by applicable law against all liabilities and expenses incurred in connection with the defense or disposition any proceeding in which a trustee may be or may have been threatened by reason of any alleged act or omission as a trustee or by reason of being or having been a trustee, except with respect to any matter as to which the trustee shall have been finally adjudicated not to have acted in good faith in the reasonable belief that such trustee’s action was in the best interests of the Registrant, all as more fully set forth in the indemnification agreement with each trustee, a form of which has been filed as an exhibit to this registration statement.
Section 17(h) of the Investment Company Act of 1940 (1940 Act) provides that no instrument pursuant to which Registrant is organized or administered shall contain any provision which protects or purports to protect any trustee or officer of Registrant against any liability to Registrant or its shareholders to which he or she would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his or her office.

In accordance with Section 17(h) of the 1940 Act, no trustee or officer is indemnified under the Bylaws and, in the case of a trustee, the indemnification agreement against any liability by reason of willful misfeasance, bad faith, negligence or reckless disregard of the duties involved in the conduct of his or her office.
Pursuant to the Distribution Agreement, Columbia Management Investment Distributors, Inc. agrees to indemnify the Registrant, its officers and trustees against claims, demands, liabilities and expenses under specified circumstances, all as more fully set forth in the Registrant’s Distribution Agreement, which has been filed as an exhibit to the registration statement.
The Registrant may be party to other contracts that include indemnification provisions for the benefit of the Registrant’s trustees and officers.
The trustees and officers of the Registrant and the personnel of the Registrant’s investment adviser and principal underwriter are insured under an errors and omissions liability insurance policy. Registrant’s investment adviser, Columbia Management Investment Advisers, LLC, maintains investment advisory professional liability insurance to insure it, for the benefit of Registrant and its non-interested trustees, against loss arising out of any effort, omission, or breach of any duty owed to Registrant or any series of Registrant by Columbia Management Investment Advisers, LLC.
Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the 1933 Act) may be permitted to trustees, officers and controlling persons of the Registrant by the Registrant pursuant to the Registrant’s organizational instruments or otherwise, the Registrant is aware that in the opinion of the Securities and Exchange Commission (SEC), such indemnification is against public policy as expressed in the 1933 Act and, therefore, is unenforceable.

Item 31. Business and Other Connections of the Investment Adviser
To the knowledge of the Registrant, none of the directors or officers of Columbia Management Investment Advisers, LLC (Columbia Management), the Registrant’s investment adviser, or any subadviser to a series of the Registrant, except as set forth below, are or have been, at any time during the Registrant’s past two fiscal years, engaged in any other business, profession, vocation or employment of a substantial nature.
(a)
Columbia Management, a wholly owned subsidiary of Ameriprise Financial, Inc., performs investment advisory services for the Registrant and certain other clients. Information regarding the business of Columbia Management and the directors and principal officers of Columbia Management is also included in the Form ADV filed by Columbia Management with the SEC pursuant to the Investment Advisers Act of 1940 (File No. 801-25943), which information is incorporated herein by reference. In addition to their position with Columbia Management, certain directors and officers of Columbia Management also hold various positions with, and engage in business for, Ameriprise Financial, Inc. or its other subsidiaries.
(b)
American Century Investment Management, Inc. performs investment management services for the Registrant and certain other clients. Information regarding the business of American Century Investment Management, Inc. is set forth in the Prospectus(es) and Statement of Additional Information of the Registrant’s series that are subadvised by American Century Investment Management, Inc. and is incorporated herein by reference. Information about the business of American Century Investment Management, Inc. and the directors and principal executive officers of American Century Investment Management, Inc. is also included in the Form ADV filed by American Century Investment Management, Inc. with the SEC pursuant to the Investment Advisers Act of 1940 (File No. 801-8174), which information is incorporated herein by reference.
(c)
Newton Investment Management North America, LLC performs investment management services for the Registrant and certain other clients. Information regarding the business of Newton Investment Management North America, LLC is set forth in the Prospectuses and Statement of Additional Information of the Registrant’s series that are subadvised by Newton Investment Management North America, LLC and is incorporated herein by reference. Information about the business of Newton Investment Management North America, LLC and the directors and principal executive officers of Newton Investment Management North America, LLC is also included in the Form ADV filed by Newton Investment Management North America, LLC with the SEC pursuant to the Investment Advisers Act of 1940 (File No. 801-120501), which information is incorporated herein by reference.
(d)
Pyrford International Ltd performs investment management services for the Registrant and certain other clients. Information regarding the business of Pyrford International Ltd is set forth in the Prospectuses and Statement of Additional Information of the Registrant’s series that are subadvised by Pyrford International Ltd and is incorporated herein by reference. Information about the business of Pyrford International Ltd and the directors and principal executive officers of Pyrford International Ltd is also included in the Form ADV filed by Pyrford International Ltd with the SEC pursuant to the Investment Advisers Act of 1940 (File No. 801-34270), which information is incorporated herein by reference.
Item 32. Principal Underwriter
(a)
Columbia Management Investment Distributors, Inc. acts as principal underwriter for the following investment companies, including the Registrant:
Columbia Acorn Trust; Columbia Funds Series Trust; Columbia Credit Income Opportunities Fund; Columbia Funds Series Trust I; Columbia Funds Series Trust II; Columbia Funds Variable Insurance Trust; Columbia Funds Variable Series Trust (formerly Wanger Advisors Trust); and Columbia Funds Variable Series Trust II.
(b)
As to each director, officer or partner of Columbia Management Investment Distributors, Inc.

Name and Principal Business Address*	Position and Offices with Principal Underwriter	Positions and Offices with Registrant
William F. Truscott	President, Chief Executive Officer and Chairman of the Board	Senior Vice President
Francine Asselta	Vice President and Head of North America Institutional	None
Theodore Horwith	Chief Financial Officer	None
Michael E. DeFao	Vice President, Chief Legal Officer and Assistant Secretary	Vice President and Assistant Secretary
Stephen O. Buff	Vice President, Chief Compliance Officer	None
James Bumpus	Vice President and Head of Intermediary Markets and Director	None
Gary Rawdon	Vice President – Distribution Strategy, Planning and Execution	None
Christopher Goff	Vice President and Head of Strategic Relations	None
Marc Zeitoun	Vice President and Head of North America Product and Director	None
Suzanne Lieb	Vice President and Head of North America Marketing	None

Name and Principal Business Address*	Position and Offices with Principal Underwriter	Positions and Offices with Registrant
Wendy B. Mahling	Secretary	None
Matthew Bolinsky	Vice President and Assistant Secretary	Assistant Secretary
Joseph L. D’Alessandro	Vice President and Assistant Secretary	Vice President and Assistant Secretary
Amy L. Hackbarth	Vice President and Assistant Secretary	Assistant Secretary
Ryan C. Larrenaga	Vice President and Assistant Secretary	Board Member, Senior Vice President, Chief Legal Officer and Secretary
Christopher O. Petersen	Vice President and Assistant Secretary	Senior Vice President and Assistant Secretary
Odeh Stevens	Vice President and Assistant Secretary	None
Kayla Sylvia	Vice President and Assistant Secretary	None
Lee Thoresen	Vice President and Assistant Secretary	None
Shweta J. Jhanji	Vice President and Treasurer	None
Kristin Weisser	Conflicts Officer	None
*
The principal business address of Columbia Management Investment Distributors, Inc. is 290 Congress Street, Boston, MA 02210.
(c)
Not Applicable.
Item 33. Location of Accounts and Records
Persons maintaining physical possession of accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the Rules thereunder include:
■
Registrant, 290 Congress Street, Boston, MA 02210;
■
Registrant’s investment adviser and administrator, Columbia Management Investment Advisers, LLC, 290 Congress Street, Boston, MA 02210;
■
Registrant’s subadviser, American Century Investment Management, Inc., 4500 Main Street, Kansas City, MO 64111-7709;
■
Registrant’s subadviser, Newton Investment Management North America, LLC, One Boston Place, 201 Washington Street, Boston, MA 02108;
■
Registrant’s subadviser, Pyrford International Ltd, Cannon Place, 78 Cannon Street, London EC4N 6AG, UK;
■
Registrant’s former subadviser, Diamond Hill Capital Management, Inc., 325 John H. McConnell Boulevard, Suite 200, Columbus, OH 43215;
■
Registrant’s former subadviser, Dimensional Fund Advisors, L.P., 6300 Bee Cave Road, Building One, Austin, TX 78746;
■
Registrant’s former subadviser, Threadneedle International Limited, Cannon Place, 78 Cannon Street, London EC4N 6AG, UK;
■
Registrant’s principal underwriter, Columbia Management Investment Distributors, Inc., 290 Congress Street, Boston, MA 02210;
■
Registrant’s sub-administrator and custodian, State Street Bank and Trust Company, One Congress Street, Boston, MA 02114;
■
Registrant’s transfer agent, Columbia Management Investment Services Corp., 290 Congress Street, Boston, MA 02210;
■
Registrant’s sub-transfer agent, SS&C GIDS, Inc., 30 Braintree Hill Office Park, Suite 400, Braintree, MA 02184; and
■
Registrant’s custodian, JPMorgan Chase Bank, N.A., 1 Chase Manhattan Plaza, New York, NY 10005.
In addition, Iron Mountain Records Management is an off-site storage facility housing historical records that are no longer required to be maintained on-site. Records stored at this facility include various trading and accounting records, as well as other miscellaneous records. The address for Iron Mountain Records Management is 920 & 950 Apollo Road, Eagan, MN 55121.
Certain information on the above-referenced physical possession of accounts, books and other documents is also included in the Registrant’s filings on Form N-CEN filed with the Securities and Exchange Commission:
Funds FYE	N-CEN filing date
January 31, 2026	April 14, 2026
February 28, 2026	May 6, 2026

Funds FYE	N-CEN filing date
May 31, 2026	August 10, 2026
July 31, 2026	October 5, 2026
August 31, 2025	November 7, 2025
October 31, 2025	January 9, 2026
Item 34. Management Services
Not Applicable.
Item 35. Undertakings
Not Applicable.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, COLUMBIA FUNDS SERIES TRUST II, has duly caused this Amendment to its Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of Boston, and the Commonwealth of Massachusetts on the 26th day of October, 2026.
COLUMBIA FUNDS SERIES TRUST II
By:	/s/ Michael G. Clarke
Michael G. Clarke President
Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities indicated on the 26th day of October, 2026.
Signature	Capacity	Signature	Capacity
/s/ Michael G. Clarke	President (Principal Executive Officer)	/s/ Douglas A. Hacker*	Trustee
Michael G. Clarke		Douglas A. Hacker
/s/ Charles H. Chiesa*	Chief Financial Officer, Treasurer, Chief Accounting Officer (Principal Accounting Officer) and Principal Financial Officer	/s/ Amrit Kanwal*	Trustee
Charles H. Chiesa		Amrit Kanwal
/s/ Pamela G. Carlton*	Chair of the Board	/s/ Ryan C. Larrenaga*	Trustee
Pamela G. Carlton		Ryan C. Larrenaga
/s/ George S. Batejan*	Trustee	/s/ Nancy T. Lukitsh*	Trustee
George S. Batejan		Nancy T. Lukitsh
/s/ Kathleen A. Blatz*	Trustee	/s/ Jeninne C. McGee*	Trustee
Kathleen A. Blatz		Jeninne C. McGee
/s/ Janet Langford Carrig*	Trustee	/s/ David M. Moffett*	Trustee
Janet Langford Carrig		David M. Moffett
/s/ J. Kevin Connaughton*	Trustee	/s/ Catherine James Paglia*	Trustee
J. Kevin Connaughton		Catherine James Paglia
/s/ Olive M. Darragh*	Trustee	/s/ Natalie A. Trunow*	Trustee
Olive M. Darragh		Natalie A. Trunow
/s/ Brian J. Gallagher*	Trustee	/s/ Sandra L. Yeager*	Trustee
Brian J. Gallagher		Sandra L. Yeager

*	By: Name:	/s/ Joseph D’Alessandro
Joseph D’Alessandro** Attorney-in-fact
**
Executed by Joseph D’Alessandro on behalf of Charles H. Chiesa pursuant to a Power of Attorney, dated September 5, 2025, on behalf of Ryan C. Larrenaga pursuant to a Trustee Power of Attorney, dated September 5, 2025, on behalf of Jeninne C.
McGee pursuant to a Trustee Power of Attorney, dated July 29, 2025, on behalf of Amrit Kanwal pursuant to a Trustee Power of Attorney, dated March 1, 2026 and on behalf of each of the Trustees pursuant to a Trustees’ Power of Attorney, dated
March 1, 2025.

COLUMBIA ACORN TRUST
COLUMBIA FUNDS SERIES TRUST
COLUMBIA FUNDS SERIES TRUST I
COLUMBIA FUNDS SERIES TRUST II
COLUMBIA FUNDS VARIABLE INSURANCE TRUST
COLUMBIA FUNDS VARIABLE SERIES TRUST II
COLUMBIA ETF TRUST
COLUMBIA ETF TRUST I
COLUMBIA ETF TRUST II
WANGER ADVISORS TRUST
(each a “Registrant”)
POWER OF ATTORNEY
Each of the undersigned constitutes and appoints Michael G. Clarke, Joseph D’Alessandro, Michael E. DeFao, Ryan C. Larrenaga, Brian D. McCabe, Christopher O. Petersen, and Megan E. Garcy, each individually, his or her true and lawful attorney-in-fact and agent (each an “Attorney-in-Fact”) with power of substitution or resubstitution, in any and all capacities, including without limitation in the undersigned’s capacity as a trustee of each Registrant, in the furtherance of the business and affairs of each Registrant: (i) to execute any and all instruments which said Attorney-in-Fact may deem necessary or advisable or which may be required to comply with the Securities Act of 1933, the Investment Company Act of 1940, the Securities Exchange Act of 1934 (together the “Acts”) and any other applicable federal securities laws, or rules, regulations or requirements of the U.S. Securities and Exchange Commission (“SEC”) in respect thereof, in connection with the filing and effectiveness of each Registrant’s Registration Statement regarding the registration of each Registrant or its shares of beneficial interest, and any and all amendments thereto, including without limitation any reports, forms or other filings required by the Acts or any other applicable federal securities laws, or rules, regulations or requirements of the SEC; and (ii) to execute any and all federal, state or foreign regulatory or other required filings, including all applications with regulatory authorities, state charter or organizational documents and any amendments or supplements thereto, to be executed by, on behalf of, or for the benefit of, each Registrant. The undersigned hereby grants to each Attorney-in-Fact full power and authority to do and perform each and every act and thing contemplated above, as fully and to all intents and purposes as the undersigned might or could do in person, and hereby ratifies and confirms all that said Attorneys-in-Fact, individually or collectively, may lawfully do or cause to be done by virtue hereof.
This Power of Attorney shall not be revoked with respect to any undersigned trustee by any subsequent power of attorney the undersigned may execute unless such subsequent power of attorney specifically refers to this Power of Attorney or specifically states that the instrument is intended to revoke all prior general powers of attorney or all prior powers of attorney (and unless otherwise required by a provision of law that cannot be waived). This Power of Attorney shall terminate automatically with respect to a Registrant if the undersigned ceases to hold the above-referenced office of the Registrant.

Dated: March 1, 2025

[REMAINDER OF THIS PAGE IS LEFT BLANK INTENTIONALLY]

/s/ George S. Batejan	Trustee	/s/ Brian J. Gallagher	Trustee
George S. Batejan		Brian J. Gallagher
/s/ Daniel J. Beckman	Trustee	/s/ Douglas Hacker	Trustee
Daniel J. Beckman		Douglas Hacker
/s/ Kathleen A. Blatz	Trustee	/s/ Nancy T. Lukitsh	Trustee
Kathleen A. Blatz		Nancy T. Lukitsh
/s/ Pamela G. Carlton	Trustee	/s/ David M. Moffett	Trustee
Pamela G. Carlton		David M. Moffett
/s/ Janet Langford Carrig	Trustee	/s/ Catherine James Paglia	Trustee
Janet Langford Carrig		Catherine James Paglia
/s/ J. Kevin Connaughton	Trustee	/s/ Natalie A. Trunow	Trustee
J. Kevin Connaughton		Natalie A. Trunow
/s/ Olive M. Darragh	Trustee	/s/ Sandra L. Yeager	Trustee
Olive M. Darragh		Sandra L. Yeager
/s/ Patricia M. Flynn	Trustee
Patricia M. Flynn

COLUMBIA ACORN TRUST
COLUMBIA FUNDS SERIES TRUST
COLUMBIA FUNDS SERIES TRUST I
COLUMBIA FUNDS SERIES TRUST II
COLUMBIA FUNDS VARIABLE INSURANCE TRUST
COLUMBIA FUNDS VARIABLE SERIES TRUST
COLUMBIA FUNDS VARIABLE SERIES TRUST II
COLUMBIA ETF TRUST
COLUMBIA ETF TRUST I
COLUMBIA ETF TRUST II
(each a “Registrant”)
POWER OF ATTORNEY
The undersigned constitutes and appoints Michael G. Clarke, Joseph D’Alessandro, Michael E. DeFao, Ryan C. Larrenaga, Brian D. McCabe and Christopher O. Petersen, each individually, his true and lawful attorney-in-fact and agent (each an “Attorney-in-Fact”) with power of substitution or resubstitution, in any and all capacities, including without limitation in the undersigned’s capacity as a trustee of each Registrant, in the furtherance of the business and affairs of each Registrant: (i) to execute any and all instruments which said Attorney-in-Fact may deem necessary or advisable or which may be required to comply with the Securities Act of 1933, the Investment Company Act of 1940, the Securities Exchange Act of 1934 (together the “Acts”) and any other applicable federal securities laws, or rules, regulations or requirements of the U.S. Securities and Exchange Commission (“SEC”) in respect thereof, in connection with the filing and effectiveness of each Registrant’s Registration Statement regarding the registration of each Registrant or its shares of beneficial interest, and any and all amendments thereto, including without limitation any reports, forms or other filings required by the Acts or any other applicable federal securities laws, or rules, regulations or requirements of the SEC; and (ii) to execute any and all federal, state or foreign regulatory or other required filings, including all applications with regulatory authorities, state charter or organizational documents and any amendments or supplements thereto, to be executed by, on behalf of, or for the benefit of, each Registrant. The undersigned hereby grants to each Attorney-in-Fact full power and authority to do and perform each and every act and thing contemplated above, as fully and to all intents and purposes as the undersigned might or could do in person, and hereby ratifies and confirms all that said Attorneys-in-Fact, individually or collectively, may lawfully do or cause to be done by virtue hereof.
This Power of Attorney shall not be revoked with respect to the undersigned trustee by any subsequent power of attorney the undersigned may execute unless such subsequent power of attorney specifically refers to this Power of Attorney or specifically states that the instrument is intended to revoke all prior general powers of attorney or all prior powers of attorney (and unless otherwise required by a provision of law that cannot be waived). This Power of Attorney shall terminate automatically with respect to a Registrant if the undersigned ceases to hold the above-referenced office of the Registrant.

Dated: March 1, 2026

/s/ Amrit Kanwal	Trustee
Amrit Kanwal

COLUMBIA ACORN TRUST
COLUMBIA CREDIT INCOME OPPORTUNITIES FUND
COLUMBIA FUNDS SERIES TRUST
COLUMBIA FUNDS SERIES TRUST I
COLUMBIA FUNDS SERIES TRUST II
COLUMBIA FUNDS VARIABLE INSURANCE TRUST
COLUMBIA FUNDS VARIABLE SERIES TRUST
COLUMBIA FUNDS VARIABLE SERIES TRUST II
COLUMBIA ETF TRUST
COLUMBIA ETF TRUST I
COLUMBIA ETF TRUST II
(each a “Registrant”)
POWER OF ATTORNEY
The undersigned constitutes and appoints Michael G. Clarke, Joseph D’Alessandro, Michael E. DeFao, Brian D. McCabe and Christopher O. Petersen, each individually, his true and lawful attorney-in-fact and agent (each an “Attorney-in-Fact”) with power of substitution or resubstitution, in any and all capacities, including without limitation in the undersigned’s capacity as a trustee of each Registrant, in the furtherance of the business and affairs of each Registrant: (i) to execute any and all instruments which said Attorney-in-Fact may deem necessary or advisable or which may be required to comply with the Securities Act of 1933, the Investment Company Act of 1940, the Securities Exchange Act of 1934 (together the “Acts”) and any other applicable federal securities laws, or rules, regulations or requirements of the U.S. Securities and Exchange Commission (“SEC”) in respect thereof, in connection with the filing and effectiveness of each Registrant’s Registration Statement regarding the registration of each Registrant or its shares of beneficial interest, and any and all amendments thereto, including without limitation any reports, forms or other filings required by the Acts or any other applicable federal securities laws, or rules, regulations or requirements of the SEC; and (ii) to execute any and all federal, state or foreign regulatory or other required filings, including all applications with regulatory authorities, state charter or organizational documents and any amendments or supplements thereto, to be executed by, on behalf of, or for the benefit of, each Registrant. The undersigned hereby grants to each Attorney-in-Fact full power and authority to do and perform each and every act and thing contemplated above, as fully and to all intents and purposes as the undersigned might or could do in person, and hereby ratifies and confirms all that said Attorneys-in-Fact, individually or collectively, may lawfully do or cause to be done by virtue hereof.
This Power of Attorney shall not be revoked with respect to the undersigned trustee by any subsequent power of attorney the undersigned may execute unless such subsequent power of attorney specifically refers to this Power of Attorney or specifically states that the instrument is intended to revoke all prior general powers of attorney or all prior powers of attorney (and unless otherwise required by a provision of law that cannot be waived). This Power of Attorney shall terminate automatically with respect to a Registrant if the undersigned ceases to hold the above-referenced office of the Registrant.

Dated: September 5, 2025

/s/ Ryan C. Larrenaga	Trustee
Ryan C. Larrenaga

COLUMBIA ACORN TRUST
COLUMBIA FUNDS SERIES TRUST
COLUMBIA FUNDS SERIES TRUST I
COLUMBIA FUNDS SERIES TRUST II
COLUMBIA FUNDS VARIABLE INSURANCE TRUST
COLUMBIA FUNDS VARIABLE SERIES TRUST
COLUMBIA FUNDS VARIABLE SERIES TRUST II
COLUMBIA ETF TRUST
COLUMBIA ETF TRUST I
COLUMBIA ETF TRUST II
(each a “Registrant”)
POWER OF ATTORNEY
The undersigned constitutes and appoints Michael G. Clarke, Joseph D’Alessandro, Michael E. DeFao, Ryan C. Larrenaga, Brian D. McCabe and Christopher O. Petersen, each individually, her true and lawful attorney-in-fact and agent (each an “Attorney-in-Fact”) with power of substitution or resubstitution, in any and all capacities, including without limitation in the undersigned’s capacity as a trustee of each Registrant, in the furtherance of the business and affairs of each Registrant: (i) to execute any and all instruments which said Attorney-in-Fact may deem necessary or advisable or which may be required to comply with the Securities Act of 1933, the Investment Company Act of 1940, the Securities Exchange Act of 1934 (together the “Acts”) and any other applicable federal securities laws, or rules, regulations or requirements of the U.S. Securities and Exchange Commission (“SEC”) in respect thereof, in connection with the filing and effectiveness of each Registrant’s Registration Statement regarding the registration of each Registrant or its shares of beneficial interest, and any and all amendments thereto, including without limitation any reports, forms or other filings required by the Acts or any other applicable federal securities laws, or rules, regulations or requirements of the SEC; and (ii) to execute any and all federal, state or foreign regulatory or other required filings, including all applications with regulatory authorities, state charter or organizational documents and any amendments or supplements thereto, to be executed by, on behalf of, or for the benefit of, each Registrant. The undersigned hereby grants to each Attorney-in-Fact full power and authority to do and perform each and every act and thing contemplated above, as fully and to all intents and purposes as the undersigned might or could do in person, and hereby ratifies and confirms all that said Attorneys-in-Fact, individually or collectively, may lawfully do or cause to be done by virtue hereof.
This Power of Attorney shall not be revoked with respect to the undersigned trustee by any subsequent power of attorney the undersigned may execute unless such subsequent power of attorney specifically refers to this Power of Attorney or specifically states that the instrument is intended to revoke all prior general powers of attorney or all prior powers of attorney (and unless otherwise required by a provision of law that cannot be waived). This Power of Attorney shall terminate automatically with respect to a Registrant if the undersigned ceases to hold the above-referenced office of the Registrant.

Dated: July 29, 2025

/s/ Jeninne C. McGee	Trustee
Jeninne C. McGee

COLUMBIA ACORN TRUST
COLUMBIA CREDIT INCOME OPPORTUNITIES FUND
COLUMBIA FUNDS SERIES TRUST
COLUMBIA FUNDS SERIES TRUST I
COLUMBIA FUNDS SERIES TRUST II
COLUMBIA FUNDS VARIABLE INSURANCE TRUST
COLUMBIA FUNDS VARIABLE SERIES TRUST
COLUMBIA FUNDS VARIABLE SERIES TRUST II
COLUMBIA ETF TRUST
COLUMBIA ETF TRUST I
COLUMBIA ETF TRUST II
COLUMBIA SELIGMAN PREMIUM TECHNOLOGY GROWTH FUND
TRI-CONTINENTAL CORPORATION
(each a “Registrant”)
POWER OF ATTORNEY
The undersigned does hereby constitute and appoint Michael G. Clarke, Joseph D’Alessandro, Michael E. DeFao, Ryan C. Larrenaga and Christopher O. Petersen, each individually, his true and lawful attorney-in-fact and agent (each an “Attorney-in-Fact”) with power of substitution or resubstitution, in any and all capacities, including without limitation in the undersigned’s capacity as Chief Financial Officer, Principal Financial Officer, Treasurer and Chief Accounting Officer of each Registrant, as applicable, in the furtherance of the business and affairs of each Registrant: (i) to execute any and all instruments which said Attorney-in-Fact may deem necessary or advisable or which may be required to comply with the Securities Act of 1933, the Investment Company Act of 1940, the Securities Exchange Act of 1934 (together the “Acts”) and any other applicable federal securities laws, or rules, regulations or requirements of the U.S. Securities and Exchange Commission (“SEC”) in respect thereof, in connection with the filing and effectiveness of each Registrant’s Registration Statement regarding the registration of each Registrant or its shares of beneficial interest, and any and all amendments thereto, including without limitation any reports, forms or other filings required by the Acts or any other applicable federal securities laws, or rules, regulations or requirements of the SEC; and (ii) to execute any and all federal, state or foreign regulatory or other required filings, including all applications with regulatory authorities, state charter or organizational documents and any amendments or supplements thereto, to be executed by, on behalf of, or for the benefit of, each Registrant. The undersigned hereby grants to each Attorney-in-Fact full power and authority to do and perform each and every act and thing contemplated above, as fully and to all intents and purposes as the undersigned might or could do in person, and hereby ratifies and confirms all that said Attorneys-in-Fact, individually or collectively, may lawfully do or cause to be done by virtue hereof.
This Power of Attorney shall not be revoked by any subsequent power of attorney I may execute unless such subsequent power of attorney specifically refers to this Power of Attorney or specifically states that the instrument is intended to revoke all prior general powers of attorney or all prior powers of attorney (and unless otherwise required by a provision of law that cannot be waived). This Power of Attorney shall terminate automatically with respect to a Registrant if the undersigned ceases to hold the above-referenced office of the Registrant.
Dated: September 5, 2025
/s/ Charles H. Chiesa
Charles H. Chiesa

Exhibit Index
Exhibits Related to Item 28 of Part C
(d)(5)	Subadvisory Agreement, effective October 26, 2026, between Columbia Management Investment Advisers, LLC and Newton Investment Management North America, LLC
(p)(2)	Columbia Threadneedle Investments Global Personal Account Dealing and Code of Ethics, effective May 2026
(p)(4)	Newton Investment Management North America, LLC Code of Ethics, effective October 2025